Exhibit (a)(5)(ii)

JAB Proposes Partial Tender Offer to Acquire Additional Shares of Coty

Offer Reflects an Immediate and Significant Premium While Retaining Opportunity for Shareholders to Participate in Coty’s Long-Term Potential

Proposal Would Allow JAB to Acquire up to 150 Million Additional Coty Shares at a Significant Premium

LUXEMBOURG – February 12, 2019 – JAB, a global investment firm focused on long-term investing in premium brands in consumer goods and services, today announced that an affiliate will shortly commence a tender offer pursuant to which JAB Cosmetics B.V. would acquire up to 150 million additional shares of Coty Inc. (NYSE:COTY) Class A common stock at a price of $11.65 per share in cash. The offer is subject to, among other things, approval of Coty’s independent directors.

The key terms of the offer are contained in the full text of the letter delivered to the Coty Board of Directors by JAB which is included below:

February 12, 2019

Coty Inc.

350 Fifth Avenue

New York, NY

Attention: Board of Directors

Members of the Board of Directors:

On behalf of JAB Holding Company S.à r.l. (“JAB”), we are pleased to advise you that we are commencing shortly a tender offer, pursuant to which we would acquire up to 150 million shares of Class A common stock (the “Common Stock”) of Coty Inc. (the “Company”) at a price per share of $11.65 in cash (the “Offer”). The Offer represents a premium of approximately 38% to the 90-day volume-weighted average share price as of yesterday, a premium of approximately 51% to the 30-day volume-weighted average share price as of yesterday, and approximately a 21% premium to yesterday’s closing share price. If shareholders tender more than 150 million shares of Common Stock, we will purchase such shares on a pro rata basis.

We at JAB have been investors in the Company for almost three decades and expect to remain so. We believe that the Company has the potential to address its challenges and prosper over the long-term, and that the Company’s recent management changes are an important first step in addressing the Company’s recent performance.

We understand that not all investors may share our long-term approach and we expect that shareholders will value the opportunity to obtain a significant premium for their shares in the Offer, even taking into account the recent strong increase in the Company’s share price. At the same time, we appreciate that some shareholders will want to participate in the Company’s long-term potential value by retaining some or all of their shares in the Company after the Offer.

It is our expectation that the members of the Board of Directors who are determined to be independent for purposes of considering our Offer, advised by independent counsel and financial advisors of their choosing, will consider our proposal in the interests of all shareholders, determine the Company’s course of action in response and make a recommendation to the Company’s shareholders as required by applicable law. We believe that our offer is very full and compelling, but if the independent directors do not have a similar view, we will not proceed with the Offer.

The Offer is subject to certain conditions, including that the independent directors of the Company approve the Offer and recommend that the Company’s shareholders accept the Offer (the “Board Approval Condition”). We, of course, would be pleased to meet with the independent directors or their advisors to provide any additional information necessary to assist the directors in their deliberations.

The Offer is also subject to other customary conditions, as well as the condition that at least 50 million shares of Common Stock are validly tendered and not withdrawn (the “Minimum Tender Condition”). The Offer is not subject to a financing condition. We have sufficient financial resources to consummate the Offer, including debt commitments from BNP Paribas, HSBC Bank plc and UniCredit Bank AG for all funds required to purchase the maximum number of shares in the Offer.

If all 150 million shares of Common Stock are purchased in the Offer, we would own, together with our current shareholdings, an aggregate of 450,908,041 shares of Common Stock, representing approximately 60% of the issued and outstanding shares of Common Stock. If 50 million shares of Common Stock are purchased in the Offer, which represents the number of shares of Common Stock necessary to satisfy the Minimum Tender Condition, we would own an aggregate of 350,908,041 shares of Common Stock, representing approximately 47% of the issued and outstanding shares of Common Stock.

JAB believes it is in everyone’s interest to complete the transaction expeditiously, which includes working with the Company to make the required regulatory filings with the relevant governmental authorities for the Offer. We do not anticipate any substantive competition issues.

We are pleased to provide what we believe is an attractive opportunity to our fellow shareholders and look forward to hearing from you.

Sincerely,

Peter Harf

Chairman, JAB

About JAB Holding Company

JAB Holding Company and JAB Consumer Fund invest in companies with premium brands, attractive growth and strong cash flow dynamics in the consumer category.

Together, JAB Holding Company and JAB Consumer Fund have controlling stakes in Keurig Dr Pepper, a challenger & leader in the North American beverage market, Jacobs Douwe Egberts (JDE), the largest pure-play FMCG coffee company in the world, Panera Bread, a leading bakery-cafe company, Pret A Manger, a leading company in the ready-to-eat food market, Peet's Coffee & Tea, a premier specialty coffee and tea company, Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, Einstein Noah Restaurant Group, Inc., the leader in the North-American bagel category, Krispy Kreme Doughnuts, a global leader in doughnuts and other premium-quality sweet treats, and in Espresso House, the largest branded coffee shop chain in Scandinavia.

JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns a controlling stake in luxury goods company Bally as well as a minority stake in Reckitt Benckiser PLC, a global leader in health, hygiene and home products. For more information, please visit the company's website at: http://www.jabholco.com.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Coty. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). Thereafter, Coty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer as required by applicable law. Coty stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Coty at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Coty files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Coty at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Coty’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For JAB:

Abernathy MacGregor

Tom Johnson/Pat Tucker, +1 212-371-5999

tbj@abmac.com/pct@abmac.com